EX-20.11

June   6, 2001



Treats Canada Corporation
418 Preston Street
Ottawa, Ontario
K1S 4N2

Attention:   Mr. Francois Turcot
 Director of Finance



Dear Mr. Turcot:


RE:        NATIONAL MARKETING AGREEMENT ("NMA") BETWEEN TREATS
           CANADA CORPORATION ("TCC") AND EMC GROUP, INC. ("EMC")

We appreciate your accommodation with respect to the conversion of the 2.8 million preference shares as outlined in my letter, dated
June 3, 2001.

In an effort to amend our capital structure, EMC requests your co-operation in extending the waiver with respect to required store developments, dated May 8, 2001, to December 31, 2004.

The NMA would take effect January 1, 2005 in full force and in complete compliance with the terms and conditions contained therein.

I strongly believe, that your assistance and favourable response to my request, in conjunction with the completed conversion of the preference shares, would help us in our initiative to secure additional capital in order to further our mutual objectives in promoting and building a strong Treats Franchise System in the United States.



______________________________________________________________________
      EMC GROUP, INC. , 346 Tanager Court, Lakeland, FL 33803
         Telephone:  863-619-6353    FAX:  863-709-0151


Please indicate your acceptance of the foregoing by signing this letter below in the space provided and return one original copy to my attention for my records.

Looking forward to a  positive response, I remain


Yours truly,
EMC GROUP, INC.


/s/ Erhard Sommer
Erhard Sommer
President


Acknowledged and accepted this    14   day of June, 2001


TREATS CANADA CORPORATION

/s/ Francois Turcot
Francois Turcot
Director of Finance




cc.    Board of Directors


















ES\MS\TREATS CANADA\REQUEST WAIVER STORE DEVELOPMENT  JUNE 6, 2001
____________________________________________________________________
      EMC GROUP, INC. , 346 Tanager Court, Lakeland, FL 33803
          Telephone:  863-619-6353    FAX:  863-709-0151